

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Mr. Albert Chen, Chief Financial Officer
China Cord Blood Corporation
48th Floor, Bank of China Tower
1 Garden Road
Central, Hong Kong S.A.R.

> **Re:** **China Cord Blood Corporation**
> **Form 20-F for the Year Ended March 31, 2010**
> **Filed July 16, 2010**
> **File No. 001-34541**

Dear Mr. Chen:

We have reviewed your filing and response letter dated August 31, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2010

General

1. We remind you to provide us the acknowledgments listed in the closing comments of our letter.

Critical Accounting Policies, page 70

Valuation of Inventories, page 72

2. We note your response to comment nine of our letter dated August 19, 2010. Please expand your discussion of critical accounting estimates related to valuation of inventories to quantify your estimates of growth in the number of matches and explain the basis for your estimates. Furthermore, please describe the range of years you estimate it will take for you to recover the costs capitalized in inventory.

3. We note from your response to comment nine of our letter dated August 19, 2010 that you believe no provision is necessary to reduce inventory to its net realizable value and that you expect it will be recovered in 13 years. Please tell us how you took into account the time value of money and the discounting of future cash flows in determining that no provision was necessary.

Notes to the consolidated financial statements, page F-16

Note 2(k) Revenue recognition, page F-21

4. Please tell us whether you cease recognizing storage revenue related to subscribers who are delinquent beyond a certain period that would indicate that collection was no longer reasonably assured. If so, tell us the delinquency period that serves as the point at which you determine revenue is no longer reasonably assured. If not, explain to us why you believe collection continues to be reasonably assured in light of the delinquency. In your response, tell us the number of subscribers as of March 31, 2010 who are delinquent in payments for periods over six months, one year and two years along with the related amounts.

5. We note from your response to comment 7 of our letter dated August 19, 2010 that current processing fees accounts receivable represent amounts due and subject to payment within one year. Please explain to us the payment terms related to your invoicing of fees. In other words, clarify whether amounts billed are due upon receipt of the invoice or within one year.

6. We note from your response to comment 7 of our letter dated August 19, 2010 that 14.3% of your processing fees receivable related to Option Three is aged for over 1 year. Please explain to us why you believe collection is reasonably assured when over 14% of your current accounts receivable for processing fees remain unpaid for over one year.

7. We note from you response to comment 7 of our letter dated August 19, 2010 that the allowance for doubtful accounts related to current processing fees receivable is RMB3.3 million. Please clarify for us whether this allowance represents the allowance on the entire balance of current processing fees receivable or the balance that is aged over one year.

Note 20 Net income/(loss) per share

8. Please provide us with an analysis showing how you computed earnings per share for the year ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: <u>via facsimile</u>
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb, LLP
       (212) 504-3013